ADDLESHAW GODDARD

Our reference JACKM/350750-25

28 June 2024

The Directors
TC BioPharm (Holdings) plc
Maxim 1
2 Parklands Way
Holytown
Motherwell
Scotland
ML1 4WR

Dear Sirs

TC BIOPHARM (HOLDINGS) PLC

We are Scottish counsel to TC BioPharm (Holdings) plc (**Company**), which is incorporated in Scotland with registered number SC713098, United Kingdom. Pursuant to Listing Rule 5615(a)(3), we hereby inform you that we are instructed that the Company has elected to follow Scottish corporate practices in lieu of the requirements of Listing Rule 5600, with the exception of those rules that are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). We are further instructed that the Listing Rules for which exceptions are requested are 5605(b)(1), 5605(c) (but only to the extent permitted by Listing Rule 5615(a)(3)), 5605(d)(1), 5605(e)(1), 5620(c) and 5635(a-d).

As we have been advised by the Company's US Counsel, the Company is required by Listing Rule 5615(a)(3), to disclose in its annual report on Form 20-F, each requirement of Listing Rule 5600 that it does not follow and describe the home country practice followed in lieu of such requirements.

We hereby confirm that pursuant to the laws of Scotland (excluding for such purposes the rules of any stock exchange in the UK) and the Company's articles of association:

(a) there is no requirement that the board of directors of the Company be comprised of a majority of board members that are independent, or that the independent members of the board of directors must have regularly scheduled meetings at which only they are present;

(b) there is no requirement for the Company to have a nominations committee, an audit committee or a compensation committee and if the Company has any such committee, there is no requirement for such committee to comply with any minimum number of the members, or independence requirements of the members;

(c) where the Company has the relevant authority to allot shares and statutory pre-emption rights have been disapplied each in accordance with the Companies Act 2006, there is no requirement for the Company's shareholders to approve prior to the issuance of securities, including those issuances in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control of the Company; and (iv) transactions such as private placements of the Company's securities; and

Addleshaw Goddard LLP, Cornerstone, 107 West Regent Street, Glasgow G2 2BA
Tel +44 (0)141 221 2300 Fax +44 (0)141 221 5800 DX GW120 Glasgow
www.addleshawgoddard.com

(d) that a quorum at a shareholders meeting is achieved if there are present in person or by proxy two shareholders.

Yours faithfully



Partner for
Addleshaw Goddard LLP

Direct line +44 (0)141 574 2371
Email murray.jack@addleshawgoddard.com